                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13D-2(B)
                           (AMENDMENT NO.________)*


                                Netcentives Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64108P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64108P101               13G             PAGE    1    OF   8    PAGES
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Vital Processing Services L.L.C.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------

NUMBER OF                 5    SOLE VOTING POWER                         None
SHARES                    -----------------------------------------------------
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

                          6    SHARED VOTING POWER
                               2,572,361 shares as of December 31, 2000.+
                               18,939,394 shares as of July 18, 2001.+

                               + See Item 4(a) below.

                         -------------------------------------------------------

                          7    SOLE DISPOSITIVE POWER                    None
                         -------------------------------------------------------

                          8    SHARED DISPOSITIVE POWER
                               2,572,361 shares as of December 31, 2000.+
                               18,939,394 shares as of July 18, 2001.+

                               + See Item 4(a) below.

--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,572,361 shares as of December 31, 2000.+
         18,939,394 shares as of July 18, 2001.+

         + See Item 4(a) below.

--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   [ ]

--------------------------------------------------------------------------------


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7% as of December 31, 2000.
         30.4% as of July 18, 2001.
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON

         OO


--------------------------------------------------------------------------------

CUSIP NO. 64108P101                13G         PAGE     2     OF   8    PAGES
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Total System Services, Inc.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [  ]
                                                                     (b)  [X ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

             Georgia

--------------------------------------------------------------------------------

NUMBER OF                 5    SOLE VOTING POWER                        None
SHARES
BENEFICIALLY
OWNED BY                  ------------------------------------------------------
EACH
REPORTING
PERSON WITH
                          6    SHARED VOTING POWER
                               2,572,361 shares as of December 31, 2000.+
                               18,939,394 shares as of July 18, 2001.+

                               + See Item 4(a) below.

                          ------------------------------------------------------

                          7    SOLE DISPOSITIVE POWER                   None
                          ------------------------------------------------------

                          8    SHARED DISPOSITIVE POWER
                               2,572,361 shares as of December 31, 2000.+
                               18,939,394 shares as of July 18, 2001.+

                               + See Item 4(a) below.

--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

          2,572,361 shares as of December 31, 2000.+
          18,939,394 shares as of July 18, 2001.+

         + See Item 4(a) below.

--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7% as of December 31, 2000.
         30.4% as of July 18, 2001.
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON

          CO


--------------------------------------------------------------------------------

CUSIP NO. 64108P101                 13G                  PAGE  3  OF   8   PAGES
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merchant Processing Holdings, Inc.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------

NUMBER OF                 5    SOLE VOTING POWER                      None
SHARES                    -----------------------------------------------------
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          6    SHARED VOTING POWER
                               2,572,361 shares as of December 31, 2000.+
                               18,939,394 shares as of July 18, 2001.+

                               + See Item 4(a) below.


                          -----------------------------------------------------
                          7    SOLE DISPOSITIVE POWER                 None


                          -----------------------------------------------------

                          8    SHARED DISPOSITIVE POWER
                               2,572,361 shares as of December 31, 2000.+
                               18,939,394 shares as of July 18, 2001.+

                               + See Item 4(a) below.

--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

          2,572,361 shares as of December 31, 2000.+
          18,939,394 shares as of July 18, 2001.+

         + See Item 4(a) below.

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7% as of December 31, 2000.
         30.4% as of July 18, 2001.
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------

CUSIP NO. 64108P101              13G            PAGE      4     OF   8    PAGES
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Visa U.S.A. Inc.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------

NUMBER OF                 5    SOLE VOTING POWER                       None
SHARES                    -----------------------------------------------------
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

                          6    SHARED VOTING POWER
                               2,572,361 shares as of December 31, 2000.+
                               18,939,394 shares as of July 18, 2001.+

                               + See Item 4(a) below.

                          -----------------------------------------------------
                          7    SOLE DISPOSITIVE POWER                   None
                          -----------------------------------------------------

                          8    SHARED DISPOSITIVE POWER
                               2,572,361 shares as of December 31, 2000.+
                               18,939,394 shares as of July 18, 2001.+

                               + See Item 4(a) below.

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

          2,572,361 shares as of December 31, 2000.+
          18,939,394 shares as of July 18, 2001.+

         + See Item 4(a) below.

--------------------------------------------------------------------------------


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                              [  ]

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7% as of December 31, 2000.
         30.4% as of July 18, 2001.
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON

         CO



--------------------------------------------------------------------------------

CUSIP NO. 64108P101                13G             PAGE  5   OF    8    PAGES
--------------------------------------------------------------------------------
ITEM 1(A).  NAME OF ISSUER:

            Netcentives Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            475 Brannan Street, San Francisco, CA 94107

ITEM 2(A).  NAME OF PERSON FILING:

            Vital Processing Services L.L.C.
            Total System Services, Inc.
            Merchant Processing Holdings, Inc.
            Visa U.S.A. Inc.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Vital Processing Services L.L.C.
            8320 South Hardy Drive
            Tempe, Arizona 85284

            Total System Services, Inc.
            1600 First Avenue, Post Office Box 1755
            Columbus, Georgia 31902

            Merchant Processing Holdings, Inc.
            900 Metro Center Boulevard
            Foster City, California 94404

            Visa U.S.A. Inc.
            900 Metro Center Boulevard
            Foster City, California 94404

ITEM 2(C).  CITIZENSHIP:

            Vital Processing Services L.L.C.                Delaware
            Total System Services, Inc.                     Georgia
            Merchant Processing Holdings, Inc.              Delaware
            Visa U.S.A. Inc.                                Delaware

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.001 par value per share

ITEM 2(E).  CUSIP NUMBER:

            64108P101

CUSIP NO. 64108P101         13G                      PAGE    6    OF   8  PAGES
--------------------------------------------------------------------------------
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

         (a)    [ ] Broker or dealer registered under Section 15 of the Act.
         (b)    [ ] Bank as defined in Section 3(a)(6) of the Act.
         (c)    [ ] Insurance company as defined in section 3(a)(19) of the Act.
         (d)    | ] Investment company registered under section 8 of the
                    Investment Company Act of 1940.
         (e)    [ ] An investment adviser in accordance with Rule 13(d)-1(b)(1)
                    (ii)(E).
         (f)    [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
         (g)    [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
         (h)    [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813).
         (i)    [ ] A church plan that is excluded from the definition
                    of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
         (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

(a)  Amount beneficially owned:

         Pursuant to a Put Agreement, dated March 3, 2000, between Vital Processing Services L.L.C. ("Vital") and Netcentives Inc. ("Netcentives"), Vital received the right (the "Put"), for a period of two years commencing on March 3, 2000, to require Netcentives to purchase all of Vital's interest in Golden Retriever Systems, LLC for $10.0 million, either in cash, common stock issued by Netcentives, or a combination of cash and Netcentives common stock, as specified by Vital. The number of shares of Netcentives common stock that Vital is entitled to receive under the Put Agreement if it exercises the Put and elects to receive all or part of the put price in Netcentives common stock is calculated based on the average closing price of Netcentives' common stock (as quoted on the NASDAQ) for the five trading days immediately preceding the date on which Vital gives notice of the form of consideration it has determined to receive upon exercise of the Put. Vital did not exercise the Put on or prior to December 31, 2000, and has not since exercised the Put. However, based on Netcentives' average closing stock price (as quoted on the NASDAQ) for the five immediately preceding trading days ending December 29, 2000, and on the assumptions that Vital had previously exercised the Put and given its consideration notice on December 31, 2000, electing to receive the entire put price in Netcentives common stock, Vital then had the right to acquire beneficial ownership of 2,572,361 shares of Netcentives' common stock. In addition, based on Netcentives' average closing stock price (as quoted on the NASDAQ) for the five immediately preceding trading days ending July 17, 2001, and on the assumptions that Vital had previously exercised the Put and given its consideration notice on July 18, 2001, electing to receive the entire put price in Netcentives common stock, Vital then had the right to acquire beneficial ownership of 18,939,394 shares of Netcentives' common stock. Vital disclaims beneficial ownership of any shares of Netcentives common stock that it then had the right to acquire, based on the foregoing assumptions, as of December 31, 2000, and July 18, 2001.

CUSIP NO. 64108P101                 13G            PAGE  7    OF   8  PAGES
--------------------------------------------------------------------------------


         Vital is owned 50 percent by Total System Services, Inc. ("Total") and 50 percent by Merchant Processing Holdings, Inc. ("Merchant"), which is a wholly-owned subsidiary of Visa U.S.A. Inc. ("Visa"), under Vital's Amended and Restated Limited Liability Company Agreement (the "LLC Agreement"). The LLC Agreement requires the unanimous consent of Total and Merchant for the disposition of any material assets of Vital. Total, Merchant and Visa disclaim beneficial ownership of any shares of Netcentives common stock that Vital then had the right to acquire, based on the foregoing assumptions, as of December 31, 2000, and July 18, 2001.

(b)      Percent of class:                      5.7% (as of December 31, 2000)
                                                30.4% (as of July 18, 2001)

(c)      Number of shares as to which such person has:

           (i)    Sole power to vote or to direct the vote                       None

           (ii)   Shared power to vote or to direct the vote                     2,572,361 (as of
                                                                                 December 31, 2000)
                                                                                 18,939,394 (as of
                                                                                 July 18, 2001)

           (iii)  Sole power to dispose or to direct the disposition of          None

           (iv)  Shared power to dispose or to direct the disposition of
                                                                                 2,572,361 (as of
                                                                                 December 31, 2000)
                                                                                 18,939,394 (as of
                                                                                 July 18, 2001)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Total and Merchant are filing this statement as control persons pursuant to Rule 13d-1(d) based upon their respective 50 percent membership interests in Vital. Visa is filing this statement as a control person pursuant to Rule 13d-1(d) based upon the fact that Merchant is a wholly-owned subsidiary of Visa.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

         N/A

CUSIP NO. 64108P101            13G               PAGE    8     OF   8   PAGES
--------------------------------------------------------------------------------

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          N/A

ITEM 10.  CERTIFICATIONS.

          N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 19, 2001
                                        ----------------------------------------
                                                       Date

                                        VITAL PROCESSING SERVICES L.L.C.

                                        By: /s/ Harry E. Hasselmann
                                           -------------------------------------
                                           Name: Harry E. Hasselmann
                                                --------------------------------
                                           Title: EVP--Secretary
                                                 -------------------------------


                                        Total System Services, Inc.

                                        By: /s/ Kathleen Moates
                                           -------------------------------------
                                            Name: Kathleen Moates
                                                 -------------------------------
                                            Title: Senior Deputy General Counsel
                                                  ------------------------------


                                        MERCHANT PROCESSING HOLDINGS, INC.

                                        By: /s/ Stanton R. Koppel
                                           -------------------------------------
                                            Name: Stanton R. Koppel
                                                 -------------------------------
                                            Title: Secretary
                                                  ------------------------------


                                        VISA U.S.A. INC.

                                        By: /s/ Stanton R. Koppel
                                           -------------------------------------
                                           Name: Stanton R. Koppel
                                                --------------------------------
                                           Title: Assistant Secretary
                                                 -------------------------------

                                                                       EXHIBIT A


                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Netcentives Inc. Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(d) of the Act.

Date:  July 19, 2001

                                    VITAL PROCESSING SERVICES L.L.C.


                                    By: /s/ Harry E. Hasselmann
                                       ------------------------------------
                                       Name: Harry E. Hasselmann
                                            -------------------------------
                                       Title: EVP - Secretary
                                             ------------------------------

                                    TOTAL SYSTEM SERVICES, INC.


                                    By:   /s/ Kathleen Moates
                                       ------------------------------------
                                       Name:  Kathleen Moates
                                            -------------------------------
                                       Title: Senior Deputy General Counsel
                                             ------------------------------

                                    MERCHANT PROCESSING HOLDINGS, INC.

                                    By:   /s/ Stanton R. Koppel
                                       ------------------------------------
                                       Name:  Stanton R. Koppel
                                            -------------------------------
                                       Title: Secretary
                                             ------------------------------


                                    VISA U.S.A. INC.

                                    By:   /s/ Stanton R. Koppel
                                       ------------------------------------
                                       Name:  Stanton R. Koppel
                                            -------------------------------
                                       Title: Assistant Secretary
                                             ------------------------------